February 5, 2026

Thomas R. Quinn, Jr.
Chief Executive Officer
Orrstown Financial Services, Inc.
4750 Lindle Road
Harrisburg, PA 17111

       Re: Orrstown Financial Services, Inc.
           Registration Statement on Form S-3
           Filed January 29, 2026
           File No. 333-293049
Dear Thomas R. Quinn, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Kenneth J. Rollins, Esq.